April 30, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1998 and 1997, total revenues increased 2.1% from $466,098 to $475,944 and total expenses decreased 0.6% from $269,978 to $271,466. As a result, net income increased to $204,478 for for the three month period ended March 31, 1998, from $196,120 for the same period in 1997. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's four mini-storage facilities averaged 83.8% for the three month period ended March 31, 1998 as compared to 84.0% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses remained constant. An increase in yellow pages advertising costs was offset by a decrease in maintenance and repair expense. General and administrative expenses increased approximately $2,300 (5.1%) primarily as a result of an increase in incentive management fees. As this fee is computed as a percentage of distributions made to the Limited Partners, the increase in distributions as discussed below, resulted in an increase in the incentive management fee.

The General Partners determined that effective with the second quarter 1998 distribution which was paid on April 15, 1998, distributions to the limited partners would be increased to an amount which yields an 8% annual return on the capital contributed by the limited partners from an annual return of 7% paid previously.

The General Partners plan to continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President